Exhibit 99.1

INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the six month period ended June 30, 2023

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Interim Condensed Consolidated Statements of Operations and Other Comprehensive Income (Loss) for the six month periods ended June 30, 2023 and 2022

in € thousand	Note	June 30, 2023	June 30, 2022
Research and development expenses	[5]	(84,295)	(83,028)
General and administrative expenses	[6]	(40,192)	(46,987)
Selling expenses	[7]	(4,252)	(9,574)
Other income		1,435	2,599
Other expenses		(1,222)	(1,393)
Operating loss		(128,526)	(138,383)
Finance income	[8]	3,021	16,597
Finance expenses	[8]	(258,739)	(931)
Financial result	[8]	(255,718)	15,666
Share of loss in a joint venture	[11]	(1,165)	(1,457)
Loss before income tax		(385,409)	(124,174)
Income tax (expense) / benefits	[9]	(83)	478
Net loss for the period		(385,492)	(123,696)

Other comprehensive income / (loss)

in € thousand (except per share data)	Note	June 30, 2023	June 30, 2022
Other comprehensive income / (loss) that may be reclassified to profit or loss		45	(5)
Exchange differences on translation of foreign business units		45	(5)
Items that will not be subsequently reclassified to profit or loss		10	(68)
Remeasurement of defined pension benefit obligation		10	(68)
Other comprehensive income / (loss)		55	(73)
Total consolidated comprehensive loss for the period		(385,437)	(123,769)
Loss per share (basic and diluted) in €		(0.89)	(0.43)

The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Interim Condensed Consolidated Statement of Financial Position as of June 30, 2023 and December 31, 2022

in € thousand	Note	06/30/2023	12/31/2022
ASSETS
Intangible assets		692	870
Property, plant and equipment	[10]	44,856	36,699
Investment in a joint venture	[11]	12,245	13,410
Other financial assets	[12]	3,451	3,386
Non-financial assets	[13]	17,188	13,487
Non-current assets		78,432	67,852

Other financial assets	[12]	60,203	22,581
Non-financial assets	[13]	9,883	18,648
Income tax receivable		107	169
Cash and cash equivalents		120,387	179,581
Current assets		190,580	220,979
Total Assets		269,012	288,831

SHAREHOLDERS’ (DEFICIT) / EQUITY AND LIABILITIES
Subscribed capital	[14]	54,196	53,104
Share premium	[14]	843,158	843,074
Other capital reserves	[14]	373,765	277,654
Treasury shares	[14]	(185)	(279)
Accumulated loss		(1,355,690)	(970,198)
Accumulated other comprehensive income		203	148
Shareholders’ (deficit) / equity		(84,553)	203,503

Other financial liabilities	[16]	19	21
Lease liabilities		9,110	8,353
Provisions		452	445
Trade and other payables		1,850	3,483
Deferred tax liabilities		—	10
Non-current liabilities		11,431	12,312

Other financial liabilities	[16]	1,004	4
Lease liabilities		3,007	2,616
Share-based payment liability	[15]	43	1,046
Provisions		699	730
Income tax payable		260	128
Warrants	[17]	292,044	26,267
Trade and other payables		38,225	33,658
Other non-financial liabilities		6,852	8,567
Current liabilities		342,134	73,016
Total Shareholders’ (Deficit) / Equity and Liabilities		269,012	288,831

The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity for the six month periods ended June 30, 2023 and 2022

							Accumulated other
							comprehensive income
								Remeasurement
								of defined
				Other			Currency	pension
		Subscribed	Share	capital	Treasury	Accumulated	translation	benefit
in € thousand	Note	capital	premium	reserves	shares	loss	reserve	obligation	Total
January 1, 2022		40,138	779,141	240,430	(151)	(717,134)	83	4	342,511
Loss for the period		—	—	—	—	(123,696)	—	—	(123,696)
Other comprehensive loss		—	—	—	—	—	(5)	(68)	(73)
Total comprehensive loss		—	—	—	—	(123,696)	(5)	(68)	(123,769)
Share-based payment awards	[15]	—	—	12,836	—	—	—	—	12,836
Conversion share-based payment awards into shares	[15]	1,007	206	(990)	—	—	—	—	223
Share capital increase - ELOC	[14]	32	—	664	—	—	—	—	696
June 30, 2022		41,177	779,347	252,940	(151)	(840,830)	78	(64)	232,497

January 1, 2023		53,104	843,074	277,654	(279)	(970,198)	116	32	203,503
Loss for the period		—	—	—	—	(385,492)	—	—	(385,492)
Other comprehensive income		—	—	—	—	—	45	10	55
Total comprehensive (loss)/income		—	—	—	—	(385,492)	45	10	(385,437)
Share-based payment awards	[15]	—	—	14,399	—	—	—	—	14,399
Conversion share-based payment awards into shares	[15]	1,270	—	(1,117)	—	—	—	—	153
Conversion of Class B shares	[14]	—	84	—	(84)	—	—	—	—
Cancellation of issued shares	[14]	(178)	—	—	178	—	—	—	—
Contribution from shareholder	[17]	—	—	82,829	—	—	—	—	82,829
June 30, 2023		54,196	843,158	373,765	(185)	(1,355,690)	161	42	(84,553)

The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Interim Condensed Consolidated Statement of Cash Flows for the six month periods ended June 30, 2023 and 2022

in € thousand	June 30, 2023	June 30, 2022
Net loss for the period	(385,492)	(123,696)
Adjustments to reconcile consolidated net loss to net cash flows:
Income tax expense/(benefits)	83	(478)
Net interest	(1,106)	654
Depreciation, amortization and impairment	4,854	3,743
Expenses for share-based payments	14,517	12,272
Share of loss in a joint venture	1,165	1,457
Fair value changes of financial instruments and expected credit losses (ECL)	256,824	(16,320)
Income taxes paid	100	(39)
Change in provisions	(12)	1,475
Working capital adjustments:
Changes in trade and other payables	5,279	1,028
Changes in other assets and liabilities	1,766	(2,817)
Cash flow from operating activities	(102,022)	(122,721)
Purchases of intangible assets	(26)	(103)
Purchases of and advance payments on property, plant and equipment	(8,238)	(2,169)
Disposals of intangible assets, property, plant and equipment	—	9
Proceeds from short-term investments	20,000	179,823
Payments for short-term investments	(60,000)	(80,000)
Interest paid	—	(121)
Interest received	1,275	—
Cash flow from investing activities	(46,989)	97,439
Proceeds from issue of May 2023 Warrants	91,811	—
Proceeds from share capital increase and capital contribution	153	255
Principal elements of lease payments	(1,813)	(1,315)
Interest paid	(348)	(417)
Cash flow from financing activities	89,803	(1,477)
Cash-based changes in cash and cash equivalents	(59,208)	(26,759)
Effect of foreign exchange rate changes on cash and cash equivalents	(33)	35
Effect of change in expected credit loss provisions	47	—
Net decrease in cash and cash equivalents	(59,194)	(26,724)
Cash and cash equivalents at the beginning of the period	179,581	129,856
Cash and cash equivalents at the end of the period	120,387	103,132

The accompanying notes are an integral part of these interim condensed consolidated financial statements (IFRS).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.Corporate Information

Lilium N.V. (“the Company”), together with its consolidated entities (“Lilium” or the “Group”), is a technology company in the field of urban air mobility and intends to make regional air mobility a reality. Since its founding, Lilium has primarily engaged in research and development of a proprietary electric Vertical Takeoff and Landing (eVTOL) jet (the “Lilium Jet”) for production and operation of a regional air mobility service as well as related services.

Lilium N.V. is a public company under Dutch law and is registered under the Dutch trade register number 82165874. Lilium N.V. has its activities exclusively in Germany. The registered headquarters is Claude-Dornier Str. 1, Geb. 335, 82234 Wessling, Germany. The Company is publicly listed and traded on Nasdaq under the symbols “LILM” for its Class A ordinary shares (“Class A shares”) and “LILMW” for its listed redeemable warrants (“Public Warrants”) since September 15, 2021.

The interim condensed consolidated financial statements of the Group, for the six month period ended June 30, 2023, were authorized for issue by the Company’s Board of Directors (“the Board”) on September 13, 2023.

2.Basis of Preparation and Changes to the Group’s Accounting Policies

The Group’s interim condensed consolidated financial statements for the six month periods ended June 30, 2023 and 2022 are prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements have been prepared on a going concern basis, applying a historical cost convention, unless otherwise indicated. They are prepared and reported in thousands of Euro (“€ thousand”) except where otherwise stated. Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reﬂect the absolute ﬁgures.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of December 31, 2022.

Consolidated entities are as follows:

			equity interest
			owned in %
	Country of	Date of	June 30,	June 30,
Name	Incorporation	incorporation	2022	2023
Lilium N.V.	Netherlands	March 11, 2021	n/a	n/a
Lilium GmbH	Germany	February 11, 2015	100.0%	100.0%
Lilium Schweiz GmbH	Switzerland	December 8, 2017	100.0%	100.0%
Lilium Aviation UK Ltd.	United Kingdom	December 20, 2017	100.0%	100.0%
Lilium Aviation Inc.	United States	July 1, 2020	100.0%	100.0%
Lilium eAircraft GmbH	Germany	August 17, 2020	100.0%	100.0%
Stichting JSOP	Netherlands	September 10, 2021	0.0%	0.0%
Lilium Aviation Spain SLU	Spain	April 7, 2022	100.0%	100.0%

Going Concern

The financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Management assessed the Group’s ability to continue as a going concern and evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern using all information available about the future, focusing on the twelve-month period after the issuance date of the financial statements.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Historically, the Group has funded its operations primarily through capital raises and loans from shareholders. Since its inception, the Group has incurred recurring losses and negative cash flows from operations (accumulated losses of €1,355.7 million as of June 30, 2023). The Group expects to continue generating operating losses and negative cash flow from operations for several years. At the reporting date, the Group has a shareholders’ deficit of €84,553 thousand, which is mainly driven by the operational losses carried forward by the Group and the fair value movement of the warrants as disclosed in note 17. The going concern basis is driven by the Group’s available liquidity and its ability to settle its liabilities and commitments. The warrants are settled upon exercise by warrant holders via issuance of Class A Shares against the applicable exercise price without negatively impacting the liquidity of the Group.

Lilium’s financing plan shows substantial financing needs for several years. Based on its business plan, the Group depends on additional financing for development activities and operations which is currently not assured.

The Group’s current forecast indicates that the Group does not have sufficient funds to fund its operations for several years. Additionally, the Group must reach several milestones, including completion of its research and development program, and obtaining regulatory approvals, which will have an increased importance as the Group progresses towards commercialization. Consequently, the Group’s ability to continue as a going concern is largely dependent on its ability to successfully progress with its business model and to secure additional funds in the near future through a combination of debt financings, equity offerings, partnerships and grant funding. The Group plans to secure additional capital in the next 12 months and beyond through, for example, equity offerings, grants, debt financing, or collection of pre-delivery payments (“PDPs”) in order to continue as a going concern. Between the reporting date and the date these financial statements were made available, the Group received additional gross funding of approximately US$192 million from the issuance of additional Class A shares and warrants to purchase Class A shares, as well as the triggering of the Additional Funding Amount disclosed in note 21.

There is no certainty that the Group will be successful in obtaining sufficient funding through PDPs, grants, additional private or public offerings of debt and/or equity. If the Group is unsuccessful in raising sufficient capital, the Group’s management will be required to undertake, and is committed to undertaking, additional significant cost-cutting measures including significant headcount reductions that could require us to curtail or discontinue our operations. Such cost-cutting measures should help maintain the liquidity of the Group within the twelve-month period from the issuance date of these interim consolidated financial statements and provide additional time for raising sufficient funds through the start of series production.

Based on its recurring losses from operations since inception, expectation of continuing operating losses in the future and the need to raise additional capital to finance its future operations, which is not assured yet, the Group has concluded that there is substantial doubt about its ability to continue as a going concern, and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Despite this substantial doubt, management is continuing to take actions to secure sufficient financing, and thus believes that the application of the going concern assumption for the preparation of these consolidated financial statements is appropriate.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s audited annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of new standards effective as of January 1, 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2023, but do not have an impact on the interim condensed consolidated financial statements of the Group.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

3.Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Group’s interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the interim condensed consolidated financial statements. In preparing these interim condensed consolidated ﬁnancial statements, management exercises its best judgement based upon its experience and the circumstances prevailing at that time. The estimates and assumptions are based on available information and conditions at the end of the ﬁnancial period presented and are reviewed on an ongoing basis. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

Assumptions and estimates relating to the Group’s ability to continue as a going concern are described in note 2.

The Group operates its business as a single operating segment, which is also its reporting segment. An operating segment is defined as a component of an entity for which discrete financial information is available and whose results of operations are regularly reviewed by the chief operating decision maker. The Group’s chief operating decision maker is the Chief Executive Officer, who reviews results of operations to make decisions about allocating resources and assessing performance based on consolidated financial information.

4.Covid-19 Risks and Uncertainties, War in Ukraine and Geopolitical Conflicts

The Board is actively monitoring the impact on the Group from the uncertainty regarding the consequences and lingering impact of the COVID-19 pandemic. The Group had implemented logistical and organizational changes to bolster the Group’s resilience to the COVID-19 pandemic. The extent that COVID-19 continues to impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted. However, based on the latest developments, the Group expects business operations to continue with minimal to no ongoing impact from the COVID-19 pandemic for the foreseeable future.

The Board is also actively monitoring the impact on the Group from the war in Ukraine. The Group does not and does not intend to have any operations in Ukraine, Belarus or Russia, or engage with direct suppliers located in Ukraine, Belarus or Russia. There is currently no direct impact on the Group from the war in Ukraine and sanctions imposed on Russia and Belarus as the Group does not have any operations or direct suppliers located in these jurisdictions. The Group continues to closely monitor the impact on general economic factors from the war in Ukraine, including the impact of inflation, as such puts pressure on the Group’s costs for employees, raw materials and other parts provided by suppliers.

Finally, the Board is also actively monitoring geopolitical conflicts and tension, including the imposition of and changes in foreign investment, economic sanctions and trade control regulations that could adversely impact our business. There is currently no material impact on the Group’s operations from applicable foreign investment, economic sanctions and trade control regulations. However, the imposition of and changes in such regulations in the future could adversely impact our business.

5.Research and Development Expenses

For the six month period ended June 30, 2023, research and development expenses consisted of €40,003 thousand (June 30, 2022: €38,686 thousand) in personnel expenses, including share-based payment expenses; €24,509 thousand (June 30, 2022: €20,047 thousand) expenses incurred by suppliers on behalf of the Group in preparation for certification and serial production of the Lilium Jet; €6,762 thousand (June 30, 2022: €11,549 thousand) of contractor and consulting expenses; €2,195 thousand (June 30, 2022: €4,594 thousand) in testing component and material costs; €3,912 thousand (June 30, 2022: €2,837 thousand) on amortization and depreciation expenses and €6,914 thousand (June 30, 2022: €5,315 thousand) on other miscellaneous expenses.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

6.General and Administrative Expenses

For the six month period ended June 30, 2023, general and administrative expenses included €16,705 thousand (June 30, 2022: €16,895 thousand) of personnel expenses, including share-based payment expenses; €9,291 thousand (June 30, 2022: €14,921 thousand) of contractor and consulting expenses; €906 thousand success fee in relation to the fundraising activities (June 30, 2022: nil); €8,642 thousand (June 30, 2022: €7,653 thousand) of IT costs including a Cloud Subscription contract (see note 20); €1,667 thousand (June 30, 2022: €3,358 thousand) in insurance premiums primarily related to Directors and Officers’ Liability insurance; and €2,981 thousand (June 30, 2022: €4,160 thousand) of other miscellaneous expenses.

7.Selling Expenses

For the six month period ended June 30, 2023, selling expenses consisted of €3,100 thousand (June 30, 2022: €7,319 thousand) of personnel expenses, including share-based payment expenses, and €1,152 thousand (June 30, 2022: €2,255 thousand) miscellaneous other expenses.

8.Financial Result

Financial result is comprised of the following for the six month periods ended June 30, 2023 and 2022:

In € thousand	June 30, 2023	June 30, 2022
Finance income	3,021	16,597
thereof: fair value changes	—	17,369
thereof: foreign currency exchange gains / (losses) on financial instruments	1,542	(1,019)
thereof: reversal of expected credit losses	—	124
thereof: other interest income	1,479	—

Finance expenses	(258,739)	(931)
thereof: fair value changes	(258,337)	(67)
thereof: interest portion of lease payments	(292)	(230)
thereof: expected credit losses	(29)	(87)
thereof: other interest expenses	(81)	—

Financial result	(255,718)	15,666

Finance income in the current period resulted from foreign currency gain on warrant liabilities of €1,542 thousand (June 30, 2022: €1,019 thousand foreign currency expense) and other interest income of €1,479 thousand (June 30, 2022: nil) relating to interest on fixed-term deposits and cash at bank.

Finance expenses in the current period mainly resulted from the fair value changes of the warrant revaluation of €258,337 thousand (June 30, 2022: €17,369 thousand gain in finance income). For further information please refer to note 17.

9.Income Taxes

The Group calculated the period income tax expense, during the six month period ended June 30, 2023 for which the Group recorded consolidated income tax expense of €83 thousand (June 30, 2022: income tax benefit of €478 thousand). These income taxes mainly relate to foreign subsidiaries.

Major deferred income taxes have not been recorded. The netting of deferred tax liabilities and deferred tax assets results in a net deferred tax asset. The net deferred tax asset has been valued at zero. Deferred tax assets on the tax losses carried forward are not recognized either given the tax losses carried forward relate to entities with a history of losses.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

10.Property, Plant and Equipment

During the six month period ended June 30, 2023, the Group acquired assets with a cost of €11,476 thousand (June 30, 2022: €4,320 thousand):

In € thousand	June 30, 2023	December 31, 2022
Right to land and buildings and leasehold improvements	15,737	13,807
Vehicles	87	87
Technical equipment and machinery	16,815	15,643
Office and other equipment	3,533	4,275
Assets under construction	8,684	2,887
Carrying amount	44,856	36,699

No indicators of impairment were identified which would have required items of property, plant and equipment to be tested for impairment in the six month periods ended June 30, 2023 and 2022.

11.Investment in a Joint Venture

Investment in Ionblox

The movement in the investment in Ionblox, Inc (“Ionblox”) during the period was as follows:

In € thousand	Carrying Value
January 1, 2023	13,410
Share of loss in a joint venture	(1,165)
June 30, 2023	12,245

12.Other Financial Assets

Other financial assets are as follows:

In € thousand	June 30, 2023	December 31, 2022
Security deposits	3,451	3,386
Total non-current financial assets	3,451	3,386
Fixed term deposits	60,094	19,987
Security deposits	109	2,594
Total current other financial assets	60,203	22,581

Lilium has placed part of its liquidity in fixed term deposits with a remaining term of more than 3 months to gain a better return on the surplus liquidity. During the period ended June 30, 2023, €20,139 thousand (June 30, 2022: €79,849 thousand) cash was received from matured deposits. The Group invested €60,000 thousand into new fixed-term deposits (December 31, 2022: €20,000 thousand). There was €338 thousand recognized from interest income (June 30, 2022: €359 thousand interest expense), while there was an increase in Expected Credit Losses of €92 thousand (June 30, 2022: decrease of €105 thousand). As of June 30, 2023, the Group held €60,094 thousand (December 31, 2022: €19,987 thousand) in fixed-term deposits.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

13.Non-Financial Assets

Non-financial assets are as follows:

In € thousand	June 30, 2023	December 31, 2022
Advance payments	12,370	4,069
Prepaid expenses	4,818	9,418
Total non-current non-financial assets	17,188	13,487
Value added tax claims	2,254	1,696
Prepaid expenses	7,161	16,241
Miscellaneous other current non-financial assets	468	711
Total current non-financial assets	9,883	18,648
Total non-financial assets	27,071	32,135

14.Shareholders’ (deficit) / equity

The movements of the shares issued during the six month periods ended June 30, 2023 and 2022, are as follows:

	Common	Supervoting	Ordinary
	shares	shares	shares
(in units)	(Class A)	(Class B)	(Class C)	Total
Issued at January 1, 2023	369,820,821	23,888,065	525,000	394,233,886
Issued shares for share-based payments exercised	10,585,912	—	—	10,585,912
Conversion of Class B Shares	350,000	(350,000)	350,000	350,000
Cancellation of issued shares	—	(425,000)	(105,000)	(530,000)
Issued as of June 30, 2023	380,756,733	23,113,065	770,000	404,639,798
Treasury shares	—	—	(770,000)	(770,000)
Outstanding as of June 30, 2023	380,756,733	23,113,065	—	403,869,798

	Common	Supervoting	Ordinary
	shares	shares	shares
(in units)	(Class A)	(Class B)	(Class C)	Total
Issued at January 1, 2022	261,244,915	24,413,065	—	285,657,980
Issued shares for share-based payments exercised	8,392,206	—	—	8,392,206
Warrants exercised	10	—	—	10
ELOC commitment shares	262,697	—	—	262,697
Issued as of June 30, 2022	269,899,828	24,413,065	—	294,312,893
Treasury shares	(375,000)	—	—	(375,000)
Treasury shares (due to consolidation)	(879,691)	—	—	(879,691)
Outstanding as of June 30, 2022	268,645,137	24,413,065	—	293,068,202

During the six month period ended June 30, 2023, in total 10,585,912 shares (June 30, 2022: 8,392,206 shares) have been issued due to the execution of vested share-based payments; €1,270 thousand (June 30, 2022: €1,007 thousand) have been added to subscribed capital, thereof €1,117 thousand (June 30, 2022: €990 thousand) are transferred from other capital reserves.

During the six month period ended June 30, 2023, €82,829 thousand is recognized in other capital reserves in relation to the May 2023 Warrants derivative financial instrument, as described in note 17 and note 20.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Cancellation of issued shares

During the period the Group cancelled 425,000 of Lilium N.V.'s Class B ordinary shares ("Class B Shares") and 105,000 of Lilium N.V.'s Class C ordinary shares ("Class C Shares") held in treasury, resulting in a reduction in subscribed capital and corresponding reduction in treasury shares of €178 thousand.

Conversion of Class B Shares

During February 2023, a shareholder who is an executive director and a member of key management personnel of Lilium N.V. converted 350,000 Class B Shares into 350,000 Class A Shares and 350,000 Class C shares and transferred the Class C shares back to the Group as treasury shares for no consideration pursuant to Lilium N.V.'s articles of association, increasing the treasury share reserve by €84 thousand.

Treasury shares

The reserve for treasury shares represents the nominal amount of Lilium N.V.’s own shares held in treasury. Payments for treasury shares above or below nominal value are deducted from or added to share premium, respectively. The movement of treasury shares during periods are as follows:

	Common	Supervoting	Ordinary
	shares	shares	shares
(in units)	(Class A)	(Class B)	(Class C)	Total
At January 1, 2023	—	425,000	525,000	950,000
Conversion of Class B shares	—	—	350,000	350,000
Cancellation of Class B shares	—	(425,000)	(105,000)	(530,000)
At June 30, 2023	—	—	770,000	770,000

	Common	Supervoting	Ordinary
	shares	shares	shares
(in units)	(Class A)	(Class B)	(Class C)	Total
At January 1, 2022 and June 30, 2022	1,254,691	—	—	1,254,691

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

15.Share-based Payments

Overview

Lilium offers several share-based plans as summarized in the table below.

The table below summarizes the expense/(income) recorded for share-based payments in the six month periods ended June 30, 2023 and 2022:

In € thousand	June 30, 2023	June 30, 2022
Equity-settled
General population and executives – standard ESOP	3,684	5,225
General population – Restricted Stock Units (“RSU”)	2,312	1,728
Executives – ESOP modified	504	1,705
Executives – RSU	1,845	1,676
Executives – Performance-based stock options	1,058	(919)
Executives – Time-based stock options	553	3,463
Share-based payment – Vendor	4,561	—
Cash-settled
Joint stock ownership Plan (JSOP) incl. bonus	—	(3,411)
Executives – Success fees	—	2,141
Total expense	14,517	11,608

General population and Executives - standard Employee Stock Option Program (“ESOP”)

The expense recognized for participant services received during the six month periods ended June 30, 2023 and 2022 is shown in the following table:

In € thousand	June 30, 2023	June 30, 2022
Expense arising from equity-settled share-based payments	3,684	5,225

There were no options granted during the current period (June 30, 2022: Fair value of options granted during the period was €17,483 thousand). The exact weighted average exercise prices (“WAEP”) for all options is €1 for 2,857 shares, which is 0.00035 and rounded to nil. The Group waived the employees’ liability for the share capital.

Movements during the period

The following table illustrates the number and WAEP of, and movements in, such Lilium N.V. share options during the six month periods ended June 30, 2023 and 2022:

Equity-settled options:

	2023		2022
	Number	2023	Number	2022
(in units)	of options	WAEP	of options	WAEP
Outstanding at January 1	8,049,568	€0.00	19,573,307	€0.00
Granted during the period	—	€0.00	5,714	€0.00
Forfeited during the period	(445,963)	€0.00	(442,835)	€0.00
Exercised during the period	(1,278,108)	€0.00	(8,253,725)	€0.00
Transferred to cash-settled	—	€0.00	(22,856)	€0.00
Outstanding at June 30	6,325,497	€0.00	10,859,605	€0.00

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Cash-settled options:	2023	2023	2022	2022
(in units)	Number of options	WAEP	Number of options	WAEP
Outstanding at January 1 and June 30	5,714	€0.00	22,856	€0.00

The weighted average remaining contractual life is 10.2 years for equity-settled options and 10.0 years for cash-settled options.

Total options that vested during the period were 355,912 options (June 30, 2022: 1,545,389 options). The weighted average share price for exercised options has been €1.09 (June 30, 2022: €3.77).

As of June 30, 2023, 6,026,558 options (December 31, 2022: 7,043,620 options) are vested and are exercisable at the request of the employee with a WAEP of €0.00 (December 31, 2022: €0.00).

General population - Restricted Stock Units

The expense recognized for participant services received during the six month periods ended June 30, 2023 and 2022 is shown in the following table:

In € thousand	June 30, 2023	June 30, 2022
Expense arising from equity settled RSU	2,312	1,728

Movements during the periods

The following table illustrates the number and WAEP of, and movements in, such RSUs during the six month periods ended June 30, 2023 and 2022:

	2023		2022
	Number	2023	Number	2022
(in units)	of RSUs	WAEP	of RSUs	WAEP
Outstanding at January 1	4,275,098	€0.12	162,800	€0.12
Assigned during the period	1,790,364	€0.12	2,782,614	€0.12
Exercised during the period	(1,017,273)	€0.12	—	—
Forfeited during the period	(272,914)	€0.12	(9,837)	—
Outstanding at June 30	4,775,275	€0.12	2,935,577	€0.12

1,790 thousand (June 30, 2022: 2,782 thousand) RSUs were granted during the period. As RSUs are exercised on vesting, none of the RSUs were exercisable as of June 30, 2023 and 2022. The weighted average remaining contractual life of RSUs outstanding at the six month period ended June 30, 2023 is 1.4 years (June 30, 2022: 0.4 years).

Measurement of fair values

The RSU are equity settled and have an exercise price of €0.12 per share, the nominal value of the underlying Class A Shares. The exercise price is significantly lower than the share price at grant date. Accordingly, the intrinsic value of the RSU has been used, i.e. the share price at grant date less the exercise price. During the period ended June 30, 2023, the weighted average fair value of RSUs granted or reasonably expected to be granted is €0.92 (June 30, 2022: €2.32).

Executives - Employee Stock Option Program (“ESOP”) special vesting

Some executives have received ESOP grants comparable with the general ESOP program, but with individual conditions in respect to the vesting scheme and with different exercise prices.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

The expense recognized for participant services received during the six month periods ended June 30, 2023 and 2022 is shown in the following table:

In € thousand	June 30, 2023	June 30, 2022
Expense arising from equity-settled share-based payments	504	1,705

Movements during the periods

The following table illustrates the number and WAEP of, and movements in, such stock options during the six month periods ended June 30, 2023 and 2022:

	2023		2022
	Number	2023	Number	2022
(in units)	of options	WAEP	of options	WAEP
Outstanding at January 1	728,020	€6.94	1,888,477	€7.90
Granted during the period	—	—	—	—
Forfeited during the period	(302,327)	€8.47	(86,796)	€8.90
Outstanding at June 30	425,693	€5.85	1,801,681	€7.85

Total options in Lilium N.V. shares vested during the period ended June 30, 2023 was 79,795 options (June 30, 2022: 159,995 options). As of June 30, 2023, 308,917 (June 30, 2022: none) of the options granted under the ESOP plan are exercisable, with a WAEP of €0.00. The weighted average remaining contractual life is 10.9 years (June 30, 2022: 11.9 years).

Measurement of fair values

No options have been granted in the first six months of 2023 (June 30, 2022: Nil) under this plan, hence no valuation was necessary.

Executives - Restricted Stock Units

The expense recognized for participant services received during the six month periods ended June 30, 2023 and 2022 is shown in the following table:

In € thousand	June 30, 2023	June 30, 2022
Expense arising from equity settled RSU	1,845	1,676

Movements during the periods

The following table illustrates the number and WAEP of, and movements in, such RSUs during the six month periods ended June 30, 2023 and 2022:

	2023		2022
	Number	2023	Number	2022
(in units)	of RSUs	WAEP	of RSUs	WAEP
Outstanding at January 1	2,324,725	€0.12	1,050,913	€0.12
Assigned during the period	604,572	€0.12	370,434	€0.12
Forfeited during the period	(54,986)	€0.12	(163,200)	€0.12
Exercised during the period	(261,520)	€0.12	(49,548)	€0.12
Outstanding at June 30	2,612,791	€0.12	1,208,599	€0.12

In the table above, assigned rights include granted rights as well as rights explicitly expected to be granted in the future. The weighted average remaining contractual life of such RSUs outstanding at June 30, 2023 is 0.9 years (June 30, 2022: 1.7 years).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Measurement of fair values

Similar to the RSUs for the general population, the exercise price is significantly below the share price at grant. While a Black-Scholes model was used to determine the RSUs fair market value, the outcome of the valuation basically reflects the intrinsic value of the RSU. Accordingly, input assumptions other than the share price are not material.

For fair value calculations the share price was taken as the closing price at grant date of a Class A Share. The weighted average fair value of RSUs during the period was €0.99 (June 30, 2022: €2.95).

Executives – Performance-based stock options

The expense / (income) recognized for participant services received during the six month periods ended June 30, 2023 and 2022 is shown in the following table:

In € thousand	June 30, 2023	June 30, 2022
Expense/(income) arising from performance-based stock options	1,058	(919)

Movements during the periods

The following table illustrates the number and WAEP of, and movements in, such performance-based stock options during the six month periods ended June 30, 2023 and 2022:

	2023		2022
	Number of	2023	Number of	2022
(in units)	options	WAEP	options	WAEP
Outstanding at January 1	3,596,721	€7.94	7,036,501	€8.15
Assigned during the period	—	—	1,272,059	€9.42
Forfeited during the period	—	—	(4,711,839)	€8.66
Outstanding at June 30	3,596,721	€7.94	3,596,721	€7.93

As of June 30, 2023, no performance-based stock options were exercisable (June 30, 2022: Nil). The weighted average remaining contractual life is 9.0 years (June 30, 2022: 9.5 years).

Measurement of fair values

No performance-based stocks options were granted for the period ended June 30, 2023 and therefore no valuation was necessary. The following table lists the inputs to the Black-Scholes model used for the fair market value calculation for performance-based stock options for the period ended June 30, 2022:

June 30, 2022
Risk free rate range	0.60% - 0.81%
Expected dividend yield	—
Expected exercise term	3.3 years
Expected volatility	109.9% - 111.4%

The expected volatility was based on an evaluation of the historical volatilities of comparable listed peer group companies. It reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. For fair value calculation the share price was taken as the closing price at grant date of a Class A Share. There were no new grants for the period ended June 30, 2023 (June 30, 2022: 1,006 thousand performance-based stock options were granted with the weighted average fair value of €1.12 and exercise prices within the range of €9.39 to €9.55).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Executives – Time-based stock options

The expense recognized for participant services received during the six month periods ended June 30, 2023 and 2022 is shown in the following table:

In € thousand	June 30, 2023	June 30, 2022
Expense arising from time-based stock options	553	3,463

Movements during the periods

The following table illustrates the number and WAEP of, and movements in, time-based stock options during the six month periods ended June 30, 2023 and 2022:

	2023		2022
	Number of	2023	Number of	2022
(in units)	options	WAEP	options	WAEP
Outstanding at January 1	3,107,488	€4.07	2,951,000	€7.25
Granted during the period	—	—	768,817	€3.62
Forfeited during the period	—	—	—	—
Outstanding at June 30	3,107,488	€4.07	3,719,817	€6.50

As of June 30, 2023, in total 1,709 thousand (June 30, 2023: 568 thousand) time-based stock options were exercisable. The weighted average remaining contractual life is 9.0 years (June 30, 2023: 9.9 years).

Measurement of fair values

No time-based stocks options were granted for the period ended June 30, 2023 and therefore no valuation was necessary. The following table lists the inputs to the Black-Scholes model used for the fair market value calculation for time-based stock options granted for period ended June 30, 2022:

June 30, 2022
Risk free rate	(0.69%) – 0.21%
Expected dividend yield	0
Expected exercise term	9.9 years
Expected volatility	121.9% - 124.1%

The expected volatility was based on an evaluation of the historical volatilities of comparable listed peer group companies. It reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. Other common inputs to option pricing models such as discount rate, dividends expected and expected term. For fair value calculation the share price was taken as the closing price at grant date of a Class A Share. The weighted average fair value of time-based stock options granted during the period was €0.00 (June 30. 2023: €1.57). The weighted average exercise price of the option is €0.00 (June 30, 2023: €3.62).

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Executives - Joint Stock Ownership Plan (JSOP) and bonus

Expenses/(income) during the six month periods ended June 30, 2023 and 2022 from the JSOP and the bonus are shown in the following table:

In € thousand	June 30, 2023	June 30, 2022
Income for JSOP	—	(2,718)
Income for bonus	—	(693)
Total income	—	(3,411)

In December 2022, the recipient exercised the option to settle the JSOP and the bonus. An amount of €1,003 thousand for the bonus was fully settled during the current period. At the point of settlement of the bonus, the JSOP liability was nil. As of June 30, 2023, the liability is nil and no further awards have been made under JSOP.

Share-based payment – Vendor

During the period ended June 30, 2023, the Group amended its contract with a third-party vendor to settle the first part of the 2023 annual subscription in relation to cloud services provided by the vendor at the Group’s discretion either via the issuance of 4,672,897 Class A Shares or cash of US$5,000 thousand (June 30, 2022: not applicable). The Group opted to settle the invoiced amount of €4,674 thousand (US$5,000 thousand) via issuance of shares pursuant to a share issuance agreement. Further, the Group has the option to settle the remaining part of this annual subscription of US$5,000 thousand in either cash or shares in second half of 2023. The amounts are accounted for as an equity-settled share-based payment and €3,304 thousand (June 30, 2022: nil) have been recognized in other capital reserves. During the period €4,561 thousand (June 30, 2022: nil) has been recognized as a share-based payment expense for the services rendered by the vendor.

In November 2022, the Group entered into a Share Issuance Agreement with the same vendor, with the option at the Group’s discretion to pay for the IT services to be rendered by the vendor either via the issuance of 3,101,523 units of Class A shares of Lilium N.V. or cash of US$4,500 thousand. The Group has opted to settle the invoiced amount via issuance of shares and have recognized an expense in 2022 amounting to €4,558 thousand. During the current period the Group issued 3,101,523 Class A Shares to settle amounts due under the Share Issuance Agreement and an amount of €372 thousand was transferred from other capital reserves to subscribed capital.

Share-based payment – Executive bonuses

During the period ended June 30, 2023, certain employees of the Group were issued Lilium N.V. Class A Shares in lieu of cash bonuses pursuant to a resolution by the Compensation Committee approving such arrangement in March 2023. These bonuses amounting to €225 thousand accrued in December 31, 2022, have been transferred to other capital reserve and subscribed capital.

Advisors – Strategic collaboration agreement

During the period ended June 30, 2023, the Group entered into an agreement that extended the term of the strategic collaboration agreement term sheet signed on July 31, 2021 with Azul S.A. and Azul Linhas Aéreas Brasileiras S.A. (collectively, “Azul”) that allows for up to 6,200,000 warrants to be issued to Azul, subject to execution of certain definitive agreements. In addition to the extension of the term of the term sheet, the new arrangement provides for additional exclusivity rights and a limited right of first refusal for Azul with respect to the potential commercialization of Lilium products and services in Brazil during the extended term of the term sheet. The remaining terms of the extended term sheet are not legally binding.

In connection with the initial execution of the agreement with Azul, Lilium N.V. issued to Azul warrants to purchase up to 1,800,000 Class A Shares (“Azul Warrants”). The Azul Warrants have not been exercised by Azul as of June 30, 2023 and December 31, 2022.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

16.Other Financial Liabilities

Other financial liabilities are as follows:

in € thousand	June 30, 2023	December 31, 2022
Other non-current financial liabilities	19	21
Other current financial liabilities	1,004	4
Total	1,023	25

During the period to June 30, 2023, the Group received a commitment fee deposit of €1,000 thousand (December 31, 2022: nil) for dealership rights that is refundable subject to certain terms and conditions to be met by the counterparty.

17.	Warrants

Warrants are as follows:

in € thousand	June 30, 2023	December 31, 2022
Reorganization Warrants	4,807	1,811
RDO & 2022 PIPE Warrants	49,033	24,456
May 2023 Warrants	238,204	—
Total	292,044	26,267

The movements of the warrant liabilities were as follows:

in € thousand	2023	2022
At January 1	26,267	21,405
Issuances	(82,829)	—
Settlement of Initial Funding Amount on May 2023 warrants	91,811	—
Foreign currency translation	(1,542)	1,019
Fair value changes to profit or loss	258,337	(17,206)
At June 30	292,044	5,218

Reorganization Warrants

As of June 30, 2023, 12,649,936 Public Warrants (December 31, 2022: 12,649,936 Public Warrants) and 7,060,000 Private Warrants (December 31, 2022: 7,060,000 Private Warrants) (collectively the “Reorganization Warrants”) were outstanding.

RDO Warrants & 2022 PIPE Warrants

As of June 30, 2023, 11,249,997 (December 31, 2022: 11,249,997) RDO Warrants and 34,512,464 (December 31, 2022: 34,512,464) 2022 PIPE Warrants were outstanding. During the current period, the exercise price of the RDO & 2022 PIPE Warrants was reduced from US$1.30 per share to US$1.00 per share triggered by the issuance of the May 2023 Warrants and in line with the warrant agreement.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 2023 Warrants

In May 2023, the Group executed a Securities Purchase Agreement (the “2023 SPA”) to issue to Aceville Pte. Limited (“Aceville”) in a private placement of 184,210,526 warrants (the “May 2023 Warrants”) to purchase one Class A Share for an exercise price of $1.00 per warrant. On the closing date, Aceville has partially prefunded the aggregate exercise price of the May 2023 Warrants in an amount of $100,000 thousand (the “Initial Funding Amount”) and also committed to prefund to the Group an additional $75,000 thousand (the “Additional Funding Amount”) of the aggregate exercise price, contingent upon the Group securing $75,000 thousand in additional funding from third parties. In July 2023, the Group satisfied the aforementioned condition and received the Additional Funding Amount as disclosed in note 21.

Following the Group’s receipt of the Initial Funding Amount, the May 2023 Warrants were exercisable at the remaining unpaid exercise price of $0.4571 per Class A Share. Upon receipt of the Additional Funding Amount, the May 2023 Warrants are exercisable at the remaining unpaid exercise price of $0.05 per Class A Share.

At initial recognition, the Group recorded a derivative financial asset of €82,829 thousand, recognized as a contribution from shareholder in other capital reserves, as described in note 20.

The table below shows the sensitivity analysis for the May 2023 Warrants at initial recognition:

	Relative shift in share	Fair value of	Effect on initial fair
in € thousand	price	warrant	value
Base	—	(82,829)	—
Up	10%	(76,419)	6,410
Down	(10)%	(89,237)	(6,408)

	Absolute shift in base	Fair value of	Effect on initial fair
in € thousand	volatility	warrant	value
Base	—	(82,829)	—
Up	10%	(82,694)	135
Down	(10)%	(83,030)	(201)

At the initial recognition date, the Group has used a probability of receiving the Additional Funding Amount of 85% in the initial valuation of the May 2023 Warrants. If for each of the annual conditional probabilities of the Additional Funding Amount an absolute shift of +/- 10% would have been assumed, the impact to the fair value would have been (€7,706 thousand)/ €5,847 thousand.

The settlement of any exercise of the Reorganization Warrants, RDO & 2022 PIPE Warrants and May 2023 Warrants will be via the issuance of Class A Shares against the applicable strike price as determined by the terms of the respective warrant agreements.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

18.Additional Disclosures on Financial Instruments

The following tables disclose the carrying amounts of each class of financial instruments held by the Group together with its corresponding fair value:

Financial instruments, analyzed by classes and categories

			June 30, 2023
In € thousand	Category	Carrying amount	Fair value
Financial assets, by class
Cash and cash equivalents	AC	120,387	n/a
Fixed term deposit	AC	60,094	n/a
Non-current security deposits	AC	3,451	3,110
Security deposits	AC	109	n/a
Total financial assets		184,041
Financial liabilities, by class
Trade and other payables (non-current)	AC	1,850	1,829
Current trade and other payables	AC	38,226	n/a
Non-current other liabilities	AC	19	19
Current other financial liabilities	AC	1,004	n/a
Warrants:
Level 1	FVTPL	3,085	3,085
Level 2	FVTPL	1,722	1,722
Level 3	FVTPL	287,237	287,237
Total financial liabilities		333,143

Financial instruments, analyzed by classes and categories

			December 31, 2022
In € thousand	Category	Carrying amount	Fair value
Financial assets, by class
Cash and cash equivalents	AC	179,581	n/a
Fixed term deposit	AC	19,987	n/a
Non-current security deposits	AC	3,386	3,265
Security deposits	AC	2,594	n/a
Total financial assets		205,548
Financial liabilities, by class
Non-current trade and other payables	AC	3,483	3,239
Current trade and other payables	AC	33,658	n/a
Non-current other liabilities	AC	21	21
Current other financial liabilities	AC	4	n/a
Warrants:
Level 1	FVTPL	1,162	1,162
Level 2	FVTPL	649	649
Level 3	FVTPL	24,456	24,456
Total financial liabilities		63,433

The group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of the reporting period. There were no transfers between levels 1, 2 and 3 for recurring fair value measurements during the period.

The fair values of the non-current security deposits are in level 2 and are determined as the principal balance discounted using market - based risk-free interest rate curves.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

The fair values of non-current trade and other payables measured at AC are determined as expected cash flows discounted using market-based credit risk adjusted interest rate curves that are applicable for the Group and specific for the residual term of each financial liability. These fair values would be classified in level 3 due to the Group's risk profile.

The Public Warrants are traded in an active market and are therefore classified as level 1 of the fair value hierarchy. The Private Warrants have been classified as level 2 of the fair value hierarchy, however as the Private Warrants have the same characteristics as the Public Warrants, the same price has been used to determine their fair value.

The Group engages external, independent, valuation specialists to determine the fair value of the Group’s RDO & 2022 PIPE Warrants, together with the May 2023 Warrants. The Group has internal processes in place to review the qualifications of the valuation specialists and the results from the valuation. The RDO & 2022 PIPE Warrants and the May 2023 Warrants were classified as level 3 of the fair value hierarchy, due to the inputs used to determine the fair value of these warrants. The fair value has been determined using a Monte Carlo simulation in a risk neutral framework. The primary inputs into the simulation included the following: closing price of a Class A Share as of June 30, 2023, expected stock price volatility for the expected term, term, risk-free rate and dividend yield. The May 2023 Warrants include an additional funding clause, which as at June 30, 2023 was considered likely to be triggered in the next two years based on management’s expectation.

At initial recognition, the RDO & 2022 PIPE Warrants contain a strike price reduction clause that has not been explicitly modelled, since the indication of the triggering event was deemed remote at issuance and at the end of FY2022. As a result of the issuance of the May 2023 Warrants in May 2023, the anti-dilution clause of the RDO & 2022 PIPE Warrants was triggered and resulted in a reduction of the strike price of the RDO & 2022 PIPE Warrants from $1.30 to $1.00. Since the likelihood of future issuances of new warrants with a lower strike price is deemed to be very low, the clause was not explicitly modelled within the valuation model at the reporting date.

The expected stock price volatility was based on Lilium N.V. implied volatilities of 79% (December 31, 2022: 70%) which was derived from the price of LILMW and applied to RDO & 2022 PIPE Warrants. The May 2023 Warrants’ volatility was adjusted to 69% to reflect a more established status of the Company and Class A Shares at the long-term expiry. The term input used is equal to the initial 4 years from date of issuance of the RDO & 2022 PIPE Warrants and 15 years from date of issuance of the May 2023 Warrants less the time passed since issuance. The risk-free discount rates are bootstrapped out of USD Secured Overnight Financing Rate (“SOFR”) par swap rates. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero. As of June 30, 2023, the Group has used a probability of receiving the Additional Funding Amount of 85% by the end of 2024 for the valuation of the May 2023 Warrants. If for each of the annual conditional probabilities of the Additional Funding Amount an absolute shift of +/- 10% was assumed, the impact to the fair value would have been (€6,795 thousand)/ €5,794 thousand. The tables below show the sensitivity analysis for the RDO & 2022 PIPE Warrants and the May 2023 Warrants (“Level 3 Warrants”):

June 30, 2023
	Relative shift in	Fair value	Effect on financial
in € thousand	share price	warrant	result
Base	—	287,237	—
Up	10%	323,479	(36,242)
Down	(10)%	251,118	36,118

June 30, 2023
	Absolute shift in	Fair value	Effect on financial
in € thousand	base volatility	warrant	result
Base	—	287,237	—
Up	10%	290,383	(3,146)
Down	(10)%	283,728	3,508

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

December 31, 2022
	Relative shift in	Fair value	Effect on financial
in € thousand	share price	warrant	result
Base	—	24,456	—
Up	10%	28,316	(3,861)
Down	(10)%	21,023	3,432

December 31, 2022
	Absolute shift in	Fair value	Effect on financial
in € thousand	base volatility	warrant	result
Base	—	24,456	—
Up	10%	27,029	(2,574)
Down	(10)%	21,881	2,575

The movements in level 3 fair values are as follows:

Level 3 Warrants
	RDO & 2022	May 2023
In € thousand	PIPE Warrants	Warrants
January 1, 2023	24,456	—
Issuances	—	(82,829)
Settlement of Initial Funding Amount on May 2023 warrants	—	91,811
Changes from fair value remeasurement – Finance expense	25,159	230,133
Foreign exchange effects – Finance income	(582)	(911)
June 30, 2023	49,033	238,204

During the six month period ended June 30, 2023, all amounts recognized in the consolidated statement of operations are unrealized.

During the six month period ended June 30, 2022, there were no Level 3 instruments outstanding.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

19.Commitments and Contingencies

The Group has various lease contracts not yet commenced as of June 30, 2023. The future lease payments for these lease contracts are €103 thousand (December 31, 2022: €400 thousand) within one year, €362 thousand (December 31, 2022: €1,601 thousand) between one and five years and nil (December 31, 2022: nil) thereafter.

The Group has commitments under operating contracts. The future payments for the operating contracts are €92,145 thousand (December 31, 2022: €73,779 thousand) within one year, €75,851 thousand (December 31, 2022: €100,177 thousand) between one and five years and €12,364 thousand (December 31, 2022: €18,558 thousand) thereafter.

Further, the Group has commitments of €8,098 thousand (December 31, 2022: €5,016 thousand) to acquire items of property, plant & equipment and commitments of €230 thousand (December 31, 2022: €4,344 thousand) to acquire intangible assets.

The Group is required to issue, subject to the execution of definitive agreements, warrants to purchase up to 6,200,000 Class A shares to Azul as described in note 15, which, if issued, are expected to vest in three tranches upon achieving certain performance and market conditions. As of the date these condensed interim financial statements were approved, no definitive agreements with respect to the acquisition of Lilium Jets or any other collaboration have been executed with Azul.

On April 18, 2022, a putative class action was filed against Lilium N.V., Daniel Wiegand, Geoffrey Richardson, and Barry Engle for purported violations of United States securities laws. This lawsuit was filed in the U.S. District Court for the Central District of California. On February 10, 2023, the U.S. District Court for the Central District of California transferred the action to the U.S. District Court for the Southern District of Florida. The lawsuit is presently captioned as: Maniraj Ashirwad Gnanaraj v. Lilium N.V. et al., 2:22-CV-80232-Rosenberg/Reinhart. On February 15, 2023, the court entered an order appointing Jonathan Coon as Lead Plaintiff. On March 10, 2023, Lead Plaintiff filed an amended complaint that adds additional defendants and asserts additional claims for purported violations of the United States securities laws. The Group’s management believes the claims are without merit and intend to vigorously defend this litigation. To that end, on May 12, 2023, Defendants moved to dismiss the amended complaint. On July 12, 2023, Lead Plaintiff Jonathan Coon filed a memorandum of law in opposition to Defendants’ motion to dismiss. Defendants’ reply memorandum of law was filed on August 11, 2023. Given that the lawsuit is currently at a preliminary stage and the Group cannot predict its outcome, the Group cannot determine the likelihood of loss or estimate a range of possible loss.

The Group entered into a success fee arrangement in November 2022 with an entity controlled by a former member of key management personnel shortly after cessation of employment, in which the Company will pay a percentage of future fundraising up to a cap of €9,111 thousand ($9,900 thousand) for a period of 12-months from the date of signing. As of June 30, 2023, a commitment of €8,191 thousand ($8,900 thousand) remained on the contract.

20.Related Party Disclosures

Transactions with Key Management

Key management personnel have been defined as the members of the Board of Directors and Senior Leadership Team of Lilium.

The annual remuneration and related compensation costs recognized as expense during the six month periods ended June 30, 2023 and 2022 is comprised of the following:

In € thousand	June 30, 2023	June 30, 2022[1]
Short-term employee benefits	2,278	1,640
Post-employment benefits	44	—
Share-based payment award remuneration	3,165	10,335
Success fees and JSOP	—	(1,270)
Total	5,487	10,705

1 Certain amounts have been aggregated from prior period’s financial statements to conform to the current presentation.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

During the period ended June 30, 2023 €84 thousand (June 30, 2022: €172 thousand) was recognized as expense for cash remuneration of the non-executive board members of Lilium N.V.

Short-term benefits include salaries, bonus and other benefits such as medical, death and disability coverage, company car and other usual facilities as applicable.

Share-based payment award remuneration

The share-based payment award remuneration represents the compensation cost of the equity-settled award schemes operated by Lilium during the period. Refer to note 15.

During the period ended June 30, 2023, 630 thousand options were granted to key management personnel. 572 thousand options were exercised, 450 thousand options were forfeited and 10,581 thousand options were held as of June 30, 2023, by key management personnel.

Success fees and JSOP

Success fee remuneration included the creation of the Joint Stock Ownership Plan (Stichting JSOP) and the bonus issued to one former member of key management personnel (refer to note 15). An amount of €1,003 thousand for the bonus was fully settled during the current period. As of June 30, 2023, the liability is nil and the JSOP and bonus are now closed.

The Group recognized €906 thousand (US$1,000 thousand) in general & administrative expenses during the period in relation to the success fee arrangement agreed in November 2022 with a former member of key management personnel.

Other transactions with Key Management Personnel

The following transactions occurred with entities controlled or significantly influenced by members of key management personnel:

(in € thousand)	June 30, 2023	June 30, 2022
Selling expenses	—	118
Finance income	—	—
Finance expenses	2	—
Purchase of property, plant and equipment	17	5

Lilium has committed to indemnification agreements for its directors and executive officers of the Group in relation to any possible claims, suits or proceedings arising from their service to the Group.

As of June 30, 2023, the Group recognized €35 thousand (December 31, 2022: €20 thousand) in current trade payables, €153 thousand (December 31, 2022: €149 thousand) in non-current trade payables in relation to transactions with entities controlled or significantly influenced by members of key management personnel.

Transactions with other related parties

During the period ended June 30, 2023, the Group recognized €71 thousand (period to June 30, 2022: €94 thousand) in research and development expenses under an existing Development agreement with Ionblox, Inc. As of June 30, 2023, a balance of €1,078 thousand (December 31, 2022: €1,226 thousand is held in trade and other payables.

As of June 30, 2023, Lilium has a non-cancelable commitment of €7,362 thousand (December 31, 2022: €7,702 thousand) on the Development agreement.

In May 2023, the Group executed a Securities Purchase Agreement (the “2023 SPA”) to issue to Aceville warrants to purchase up to 184,210,526 Class A Shares (the “May 2023 Warrants”) for an exercise price of $1.00 per share. Aceville is an affiliate of Tencent

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Holdings Limited, a major shareholder in Lilium N.V. On the closing date, Aceville has partially prefunded the aggregate exercise price of the May 2023 Warrants in an amount of $100,000 thousand (the “Initial Funding Amount”) and also committed to prefund to the Group an additional $75,000 thousand (the “Additional Funding Amount”) of the aggregate exercise price, contingent upon the Group securing $75,000 thousand in additional funding from third parties. In July 2023, the Group satisfied the aforementioned condition and received the Additional Funding Amount as disclosed in note 21. Details of the May 2023 Warrants are disclosed in note 17. The initial valuation results in a derivative financial asset of €82,829 thousand for which a shareholder contribution was recognized in other capital reserves as described in note 17.

Transactions with shareholders

Cloud subscription

In 2021, the Group entered into a non-cancelable purchase obligation for a cloud subscription with a shareholder (which provides advanced data analytics capability), including support services, updates and related professional services, for €42,433 thousand ($50,000 thousand) payable in incremental annual installments over five years. The agreement was revised in the period ended June 30, 2023 with a fee reduction of €1,841 thousand ($2,000 thousand) which would be allocated to the remaining years. The shareholder has no significant influence over the Group.

The Group recognized €4,561 thousand (period to June 30, 2022: €4,292 thousand) during the period ended June 30, 2023 in General and Administration expenses for the services rendered. During the period the Group issued 4,672,897 Class A shares to settle an amount of €4,674 thousand on the contract. In the same agreement the Group agreed to settle a further €4,602 thousand ($5,000 thousand) in October 2023, either in cash or Class A Shares at the Group’s discretion. €3,304 thousand is recognized in Other Capital Reserves at the end of the period in relation to the October 2023 settlement.

In November 2022, the Group entered into a contract to increase the scope of services delivered by €4,558 thousand ($4,500 thousand). During the period to June 30, 2023 the Group settled the balance by issuing 3,101,523 Class A shares as disclosed in note 15.

As of June 30, 2023, the Group has remaining commitments under the contract of €23,259 thousand (December 31, 2022: €26,894 thousand).

21.Events after the Reporting Period

Reduction in the nominal capital of Class A, B and C shares

On May 25, 2023, an extraordinary general meeting (“EGM”) of shareholders was held and the shareholders approved the proposed reduction of share capital by reducing the nominal value of each Class A Share, Class B Share and Class C Share from €0.12, €0.36, and €0.24 per share respectively, to €0.01, €0.03, and €0.02 per share respectively. On August 1, 2023, after the two-month waiting period required under Dutch law following the announcement in the Dutch newspaper Trouw of the filing of the applicable shareholders’ resolutions with the Dutch Commercial Register and, there having been no creditor objections raised during that time, the deed of amendment of the articles of association was executed and the reduction of the share capital was effective as of August 1, 2023. The difference between the prior nominal value per issued ordinary share and the reduced nominal value per issued ordinary share was added to reserves of the Company. The impact of the transaction resulted in a reduction from the share capital and treasury shares by €60,152 thousand and €169 thousand respectively and increase to share premium by €59,983 thousand.

Cancellation of Class C Shares

On July 7, 2023, the Company held its Annual General Meeting of shareholders amongst which the shareholders have approved the reduction of issued share capital of the Company by a cancellation of 770,000 Class C Shares held by the Company in treasury. On September 13, 2023, after the two-month waiting period required under Dutch law following the announcement in the Dutch newspaper Trouw of the filing of the applicable shareholders’ resolutions with the Dutch Commercial Register and, there having been no creditor objections raised during that time, the cancellation became effective. The aggregate nominal value of the 770,000 Class C Shares was added to the other capital reserves of the Company.

Lilium Group
IFRS INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Capital Raise

In July 2023, the Company entered into an underwriting agreement with B. Riley Securities, Inc., which acted as the sole underwriter for the purchase and sale, in a public offering (the “2023 Public Offering”) of 57,692,308 Class A Shares at a price of US$1.30 per share. The underwriter has an option within a 30-day term from the date of signing to purchase an additional 8,653,846 Class A shares of Lilium at a purchase price of US$1.30 per share. The option expired without being exercised.

Concurrently, Lilium entered into a securities purchase agreement in July 2023 with qualified investors, in a private placement (the “2023 PIPE”) of 32,146,147 Class A Shares at a purchase price of US$1.30 per share, together with warrants to purchase up to 8,036,528 Class A Shares at an exercise price of US$2.00 per share. The warrants will expire 18 months from the date of issuance. B. Riley Securities, Inc. also acted as the sole placement agent in the 2023 PIPE.

Following consummation of the 2023 Public Offering, the Additional Funding Amount was triggered and Aceville prefunded an additional €67,416 thousand ($75,000 thousand) as prepayment against the total exercise price of the May 2023 Warrants pursuant to the terms of the 2023 SPA.

Exercise of May 2023 Warrants

In July and August 2023, Aceville purchased 20,114,455 Class A Shares and 3,893,152 Class A Shares, respectively, upon exercise of the May 2023 Warrants, and payment of the remaining unpaid aggregate exercise price for such Class A Shares of €912 thousand (US$1,006 thousand) and €177 thousand (US$195 thousand) respectively.